Securities and Exchange Commission

Division of Corporation Finance

Office of Energy &Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cadeler A/S Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted October 4, 2023 CIK No. 0001978867

To Whom it May Concern:

On behalf of Cadeler A/S (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated October 16, 2023, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-4 (the “October 4 DRS”). Concurrently herewith, the Company is publicly filing a Registration Statement on Form F-4 (the “October 19 F-4”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the October 4 DRS), all page references herein correspond to the relevant page of the October 19 F-4. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the October 19 F-4. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the October 19 F-4.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted October 4, 2023

Opinion of Eneti’s Financial Advisor, page 88

1. We note your response to prior comment 10, including your statement that Perella Weinberg reviewed, but did not rely upon, the potential synergies for purposes of rendering its fairness opinion. Please revise to provide greater detail regarding the Synergies, including any material assumptions underlying the Synergies, and provide a cross-reference to the related risk factor at page 45.

Response: The Company respectfully advises the Staff that the assumptions made by Perella Weinberg with regards to the potential synergies are disclosed on pages 94-96 of the October 19 F-4 in the section entitled “Opinion of Eneti’s Financial Advisor – Additional Financial Analyses” where a description of the three illustrative synergy realization scenarios utilized by Perella Weinberg in its Illustrative Has / Gets Analysis is provided. The description notes that the Has / Gets Analysis is “illustrative” and was provided to the Eneti Board “for reference purposes only.” The Company advises the Staff that it has revised the disclosure on page 94 of the October 19 F-4 in response to this comment, adding a cross reference to the risk factor on pages 45-46 regarding the potential cost and revenue synergies that may be realized from the Business Combination, and has included additional detail regarding the material assumptions underlying such synergies in that risk factor.

Date
October 19, 2023

Cadeler A/S
Fairway House
Arne Jacobsens Allé 7
DK-2300 Copenhagen S
Denmark

+45 3246 3100
cadeler.com

CVR. no. 31180503

Cadeler Group’s Management’s Discussion & Analysis of Financial Condition and Results of Operations

Non-IFRS Financial Measures, page 156

2. We note your response to prior comments 7 and 11. Pursuant to Section 103.01 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, EBITDA, by definition, should only include adjustments for interest, taxes, depreciation and amortization. Measures that are calculated differently should not be characterized as "EBITDA" and their titles should be distinguished from "EBITDA," such as "Adjusted EBITDA." Considering your calculation of EBITDA include adjustments for foreign exchange gains and (losses), please modify the title of this measure or revise this measure here, on page 84 and throughout your prospectus as necessary.

Response: The Company respectfully advises the Staff that it has revised the title of this measure in response to this comment. Please see updated disclosures on page 85 and 157-158 of the October 19 F-4 in response to this comment.

Eneti Group's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 198

3. Please revise to include a discussion of the results of operations and financial condition for the six months ended June 30, 2023, and 2022. We refer you to Instruction 6 of Item 5 of Form 20-F.

Response: The Company respectfully advises the Staff that it has revised the disclosure to include the discussion of the results of operations and financial condition for the six months ended June 30, 2023, and 2022 for Eneti Group on pages 200-211 of the October 19 F-4.

Material Tax Consequences

Material U.S. Federal Income Tax Considerations, page 247

4. We note your response to prior comment 17. To the extent you intend to file a shortform tax opinion as Exhibit 8.1, revise to state that the disclosure in this section constitutes the opinion of counsel, and name such counsel. Refer to Section III.B of Staff Legal Bulletin No. 19.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 253 of the October 19 F-4 in response to this comment.

Governing Law and Jurisdiction, page 284

5. We note your response to prior comment 18 and reissue it in part. Please expand your disclosure to clarify whether your choice of forum provision in the Deposit Agreement applies to Exchange Act claims.

Response: The Company respectfully advises the Staff that it has expanded the disclosure on pages 68-69 of the October 19 F-4 in response to this comment.

Comparison of Rights of Cadeler Shareholders and Eneti Stockholders, page 285

6. We note the revised disclosure on page 306 in response to prior comment 20. A brief summary is permissible, but it must be entirely correct. Please revise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 313-314 of the October 19 F-4 in response to this comment.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact our counsel, Connie I. Milonakis of Davis Polk & Wardwell London LLP, at +44 207 418-1327.

Very truly yours,

/s/ Peter Brogaard Hansen
Peter Brogaard Hansen